THIS DOCUMENT CONSTITUTES THE PRICING SUPPLEMENT RELATING TO THE ISSUE OF NOTES DESCRIBED HEREIN. THIS PRICING SUPPLEMENT IS SUPPLEMENTAL TO AND MUST BE READ IN CONJUNCTION WITH THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS.


                                                                  Rule 424(b)(3)
                                           Registration Statement No. 333-119172
                                        Common Code 020707976; ISIN XS0207079764



PRICING SUPPLEMENT NO. 2
Dated November 24, 2004 to
Prospectus, dated October 28, 2004 and
Prospectus Supplement, dated October 29, 2004



                                 GBP500,000,000






                                 CIT Group Inc.
             GBP500,000,000 5.50% Senior Notes Due December 1, 2014


                               Joint Lead Managers


Barclays Capital                      HSBC            The Royal Bank of Scotland


                          -----------------------------

Deutsche Bank                                                           JPMorgan
Merrill Lynch International                                  RBC Capital Markets
UBS Investment Bank


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(X) Senior Note                     ( ) Subordinated Note

Principal Amount:                   GBP500,000,000

Proceeds to Corporation:            98.966% or GBP494,830,000

Underwriters' Commission:           0.450% or GBP2,250,000

Issue Price:                        99.416% or GBP497,080,000

Original Issue Date:                November 30, 2004.

Maturity Date:                      December 1, 2014, provided that if such day
                                    is not a Business Day, the payment of
                                    principal and interest may be made on the next succeeding Business Day, and no interest on such principal will accrue for the period from and after the Maturity Date.

Business Day:                       Any day that is neither a legal holiday nor
                                    a day on which banking institutions are
                                    authorized or required by law or regulation
                                    (including any executive order) to close in either the City of New York or London.

Interest Rate:                      The Notes will bear interest at an annual
                                    rate of 5.50%.

Specified Currency:                 Pounds Sterling (GBP).

Denominations:                      The Notes will be issued in denominations of
                                    GBP50,000 and integral multiples of
                                    GBP1,000.

Delivery:                           The Notes are expected to be delivered in
                                    book-entry form only, to purchasers through Clearstream and Euroclear, as the case may be, on or about November 30, 2004.

Form:                               Global Note.

Interest Payment Dates:             Interest will be paid at maturity, upon
                                    earlier tax redemption (to the extent
                                    provided herein) and annually on December 1 of each year, commencing on December 1, 2005, provided that if any such day is not a Business Day, then the interest payment will be made on the next succeeding Business Day as if it were made on the date that the interest payment was due, and no interest will accrue on the amount payable for the period from and after such Interest Payment
                                    Date or the Maturity Date, as the case may be.

                                    Interest will be paid in Pounds Sterling.

Calculation of Interest:            Interest will be calculated on the basis of
                                    the "Actual/Actual (ISMA)" Fixed Day Count
                                    Convention as set forth in Rule 251 of the statutes, bylaws, rules and recommendations of the International Securities Market
                                    Association (ISMA) as published in April
                                    1999.

Accrual of Interest:                Interest payments will include the amount of
                                    interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to, but excluding, the applicable Interest Payment
                                    Date.

Exchange Listing:                   Luxembourg.

Trustee, Registrar, Authenticating  J.P. Morgan Trust Company, National
   Agent and U.S. Paying Agent:     Association.

London Paying Agent:                JPMorgan Chase Bank

Common Code:                        020707976

ISIN:                               XS0207079764

                          PAYMENT OF ADDITIONAL AMOUNTS

         All amounts payable with respect to principal of, interest on, or otherwise with respect to the Notes will be paid free and clear of and without withholding or deduction for or on account of any present or future taxes, assessments or governmental charges imposed or levied by or on behalf of the United States or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, assessments or governmental charges is required by law.

         Subject to the exceptions and limitations set forth below, we will pay as additional interest on the Notes additional amounts so that the net payment of the principal of and interest on the Notes to a person that is not a U.S. Holder (as defined in the Prospectus Supplement, dated October 29, 2004), after deduction for any present or future tax, assessment, or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount that would have been payable had no such withholding or deduction been required.

         However our obligation to pay additional amounts shall not apply:

              (1) to a tax, assessment, or governmental charge that is imposed or withheld because the holder, or a fiduciary, settlor, beneficiary, partner, member, or shareholder of the holder if the holder is an estate, trust, partnership, limited liability company or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder:

                  (a) is or was present or engaged in trade or business in the United States or has or had a permanent establishment or fixed base in the United States;

                  (b) has a current or former relationship with the United States (such as, without limitation, citizenship, nationality, residence, existence of a place of business or dependent agent present or deemed present within the United States), other than the mere ownership of the Notes and receipt of payments thereunder;

                  (c) is or has been a foreign or domestic personal holding company, a passive foreign investment company, or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax or a private foundation or other tax-exempt organization; or

                  (d) is or was a "10-percent shareholder" of CIT as defined in section 87l(h)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor provision;

              (2) to any holder that is not the sole beneficial owner of the Notes, or a portion thereof, or that is a fiduciary, partnership, limited liability company or other fiscally transparent entity but only to the extent that the beneficial owner, a beneficiary or settlor with respect to the fiduciary, or a member of the limited liability company, or partner of the partnership or a beneficial owner of other fiscally transparent entity would not have been entitled to the payment of an additional amount had the beneficial owner, beneficiary, settlor, member or partner received directly its beneficial or distributive share of the payment;

              (3) to a tax, assessment, or governmental charge that is imposed or withheld because the holder or any other person failed to comply with certification, identification, or other reporting requirements concerning the nationality, residence, identity, or connection with the United States of the holder or beneficial owner of the Notes, if, without regard to any tax treaty, compliance is required by statute or by regulation of the United States Treasury Department as a precondition to exemption from such tax, assessment, or other governmental charge;

              (4) to a tax, assessment, or governmental charge that is imposed other than by deduction or withholding by CIT or a paying agent from the payment;

              (5) to a tax, assessment, or governmental charge that is imposed or withheld because of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

              (6) to an estate, inheritance, gift, sales, excise, transfer, wealth, or personal property tax or a similar tax, assessment, or governmental charge;

              (7) to any tax, assessment, or other governmental charge any paying agent must withhold from any payment of principal of or interest on any note, if the payment can be made without that withholding by any other paying agent;

              (8) to any tax, assessment, or other governmental charge that is imposed or withheld on a payment to an individual that is required pursuant to European Council Directive 2003/48/EC or any other directive implementing the conclusions of the Council Meeting of the EU Council of Economic and Finance Ministers ("ECOFIN") of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive;

              (9) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of the principal of, or any premium or interest on, any note, if that payment can be made without such withholding by at least one other paying agent, including by requesting that a payment on the note be made by or presenting the note to, another paying agent in a member state of the European Union; or

              (10) in the case of any combination of the above items.

         The Notes are subject in all cases to any tax, fiscal, or other law or regulation or administrative or judicial interpretation applicable. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "Redemption Upon a Tax Event," we do not have to make any payment with respect to any tax, assessment, or governmental charge imposed by any government or a political subdivision or taxing authority.

                           REDEMPTION UPON A TAX EVENT

       If:

     o we become or will become obligated to pay additional amounts as described under the heading "Payment of Additional Amounts" as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendment to, any official position regarding the application or interpretation of those laws, regulations, or rulings, which change or amendment is announced or becomes effective on or after the date of this pricing supplement, or

     o a taxing authority of the United States takes an action on or after the date of this pricing supplement, whether or not with respect to us or any of our affiliates, that results in a substantial probability that we will or may be required to pay additional amounts, then we may, at our option, redeem as a whole, but not in part, the Notes on any interest payment date on not less than 30 nor more than 60 calendar days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that we determine, in our business judgment, that the obligation to pay additional amounts cannot be avoided by the use of reasonable measures available to us, not including substitution of the obligor under the Notes.

         A redemption under the second bullet point above may not be made unless we shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that we will or may be required to pay the additional amounts described herein under the heading "Payment of Additional Amounts" and we shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on that opinion we are entitled to redeem the Notes pursuant to their terms.

                              PLAN OF DISTRIBUTION

         We have entered into a terms agreement, dated as of November 24, 2004, with the Underwriters named below, for whom Barclays Bank PLC, HSBC Bank plc and The Royal Bank of Scotland plc are acting as representatives. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to each of the Underwriters, and each of the Underwriters have severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

Underwriters of Notes                                           Principal Amount
Barclays Bank PLC...........................................      GBP140,000,000
HSBC Bank plc...............................................         140,000,000
The Royal Bank of Scotland plc..............................         140,000,000
Deutsche Bank AG London.....................................          16,000,000
J.P. Morgan Securities Ltd..................................          16,000,000
Merrill Lynch International.................................          16,000,000
Royal Bank of Canada Europe Limited.........................          16,000,000
UBS Limited.................................................          16,000,000
     Total..................................................      GBP500,000,000
                                                              ==================

         We have been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on page one of this pricing supplement, and to certain dealers at a price less a concession not in excess of 0.30% of the principal amount of the Notes. The Underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 0.20% of the principal amount of the Notes. After the initial public offering, the public offering prices and these concessions may be changed from time to time.

         Although the Notes will be listed on the Luxembourg Stock Exchange, the Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

         The terms agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Notes if any are purchased.

         HSBC Bank plc or any agent acting on its behalf may, to the extent permitted by applicable laws, over-allot or effect transactions in connection with the distribution of the Notes with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail in the open market, but in doing so it shall act as principal and not as our agent and any loss resulting from over-allotment or stabilization will be borne, and any profit arising from them shall be retained, by HSBC Bank plc and/or any stabilization agents, as the case may be. The Underwriters acknowledge that we have not authorized the issue of the Notes in a principal amount exceeding GBP500,000,000.

         Some or all of the Underwriters or their affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.

         The terms agreement provides that CIT will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

         We accept responsibility for the information contained in this pricing supplement.


         By: /s/ Glenn A. Votek
            ----------------------------------
            Executive Vice President
            and Treasurer